SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Avocent Corporation

(Name of Subject Company)

Avocent Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

053893103

(CUSIP Number of Class of Securities)

Samuel F. Saracino

Executive Vice President of Legal and Corporate Affairs,

General Counsel, and Secretary

Avocent Corporation

4991 Corporate Dr.

Huntsville, AL 35805

(256) 430-4000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Avocent Corporation (the “Company”) by Emerson Electric Co. (“Emerson”) pursuant to the terms of an Agreement and Plan of Merger dated October 5, 2009 by and among the Company, Emerson and Globe Acquisition Corporation, a wholly-owned subsidiary of Emerson: (i) a Joint Press Release of the Company and Emerson dated October 6, 2009; (ii) an email from Michael J. Borman, the Chief Executive Officer of the Company, to the Company’s employees; (iii) a “Frequently Asked Questions” sheet sent via email to the Company’s employees; (iv) a “Frequently Asked Questions” sheet sent via email to the Company’s managers; (v) the form of a letter from Michael J. Borman, the Chief Executive Officer of the Company, to the Company’s customers; (vi) the form of a letter to the Company’s branded sales organization; and (vii) the form of a letter to the Company’s suppliers from Gene Mulligan, the Company’s Senior Vice President of Global Operations.

Contact:	Mark Polzin	Contact:	Bob Jackson
	Fleishman-Hillard (for Emerson)		Avocent Corporation
Phone:	(314) 982-1758		Director of Investor Relations
e-mail:	mark.polzin@fleishman.com	Phone:	(256) 261-6482
		e-mail:	Bob.Jackson@avocent.com

EMERSON TO ACQUIRE AVOCENT CORPORATION

Agreement Broadens Network Power’s Data Center Management Capabilities

ST. LOUIS, MO, and HUNTSVILLE, AL; OCTOBER 6, 2009 – Emerson (NYSE: EMR) and Avocent Corporation (NASDAQ: AVCT) today announced they have reached agreement for Emerson to acquire Avocent, a transaction that will further Emerson’s ability to deliver total infrastructure management solutions to its data center customers around the world. The Avocent Board of Directors unanimously endorsed the terms of an all-cash tender offer of $25 per share, or approximately $1.2 billion. The purchase is expected to close around January 1, 2010, pending customary regulatory approvals and acceptance of the offer by Avocent stockholders holding a majority of Avocent shares.

Headquartered in Huntsville, Alabama, Avocent recorded sales in 2008 of $657 million. With global manufacturing, research and development and sales operations, nearly 50 percent of Avocent’s 2008 revenues came from outside the United States.

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Avocent – page 2

The agreement extends the integrated solutions Emerson provides to data center managers and creates significant opportunities for growth. Avocent blends hardware, software and embedded technologies in a unified platform that simplifies monitoring, managing and problem solving in any size data center.

Avocent’s IT infrastructure management technology is recognized as a leader in managing IT device operating and performance information. These configuration and monitoring technologies complement Emerson Network Power’s power systems, energy management and precision cooling solutions. Emerson’s data center-related revenues were approximately $2.6 billion in fiscal 2008.

“Combining Avocent’s technologies, relationships and installed base with Emerson’s power and cooling presence allows us to offer a more compelling solution to our data center customers’ most pressing challenge — energy efficiency,” said David N. Farr, Emerson chairman, CEO and president. “It furthers our customers’ ability to better manage reliability, availability and lifecycle costs through a simple yet comprehensive view of the complete data center physical infrastructure.”

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Avocent – page 3

Mike Borman, Avocent’s CEO, added: “Augmenting Avocent’s ability to access and control the physical aspects of network devices and servers with information and knowledge of the broader power and cooling infrastructure forms a powerful combination missing today from the toolset available to data center managers.”

Emerson will host a brief presentation to discuss this transaction today at 10 a.m. Central/11 a.m. Eastern. A webcast of the presentation will be available in the Investor Relations area of Emerson’s Web site at www.Emerson.com/financial at the time of the event, and an archive replay will be available for approximately one week.

About AVOCENT Corp.

Avocent delivers IT operations management solutions that reduce operating costs, simplify management and increase the availability of critical IT environments 24/7 via integrated, centralized software. Additional information is available at www.avocent.com.

About Emerson Network Power

Emerson Network Power, a business of Emerson (NYSE:EMR), is the global leader in enabling Business- Critical Continuity™ from grid to chip for telecommunication networks, datacenters, health care and industrial facilities. Emerson Network Power provides innovative solutions and expertise in areas including AC and DC power and precision cooling systems, embedded computing and power, integrated racks and enclosures, power switching and controls, monitoring, and connectivity. All solutions are supported globally by local Emerson Network Power service technicians. Liebert power, precision cooling and monitoring products and services from Emerson Network Power improve the utilization and management of datacenter and network technologies by increasing IT system availability, flexibility and efficiency. For more information, visit: www.EmersonNetworkPower.com.

About Emerson

Emerson (NYSE: EMR), based in St. Louis, Missouri (USA), is a global leader in bringing technology and engineering together to provide innovative solutions to customers through its network power, process management, industrial automation, climate technologies, and appliance and tools businesses. Sales in fiscal 2008 were $24.8 billion, and Emerson is ranked 94th on the Fortune 500 list of America’s largest companies. For more information, visit www.Emerson.com.

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Avocent – page 4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS; (2) MARKET DEMAND; (3) PRICING; (4) COMPETITIVE AND TECHNOLOGICAL FACTORS; (5) THE RISK THAT THE TRANSACTION MAY NOT BE CONSUMMATED; (6) THE RISK THAT A REGULATORY APPROVAL THAT MAY BE REQUIRED FOR THE TRANSACTION IS NOT OBTAINED OR IS OBTAINED SUBJECT TO CONDITIONS THAT ARE NOT ANTICIPATED; (7) THE RISK THAT AVOCENT WILL NOT BE INTEGRATED SUCCESSFULLY INTO EMERSON; AND (8) THE RISK THAT REVENUE OPPORTUNITIES, COST SAVINGS AND OTHER ANTICIPATED SYNERGIES FROM THE TRANSACTION MAY NOT BE FULLY REALIZED OR MAY TAKE LONGER TO REALIZE THAN EXPECTED.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL AVOCENT COMMON STOCK. THE SOLICITATION AND OFFER TO BUY AVOCENT COMMON STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE AND RELATED MATERIALS) THAT GLOBE ACQUISITION CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF EMERSON, INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). IN ADDITION, AVOCENT WILL FILE WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER. AVOCENT’S INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, ANY AMENDMENTS TO THESE MATERIALS, AND ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY EMERSON AND AVOCENT WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING EMERSON AT 8000 WEST FLORISSANT AVENUE, ST. LOUIS, MISSOURI 63136, (314) 553-2197. THE SCHEDULE 14D-9 MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING AVOCENT AT 4991 CORPORATE DR., HUNTSVILLE, ALABAMA 35805, (256) 261-6482.

###

Dear Avocent Employees:

This morning, Emerson Electric announced plans to acquire Avocent Corporation. This is an exciting announcement because the acquisition will give Avocent a tremendous amount of additional capability to execute in the market place. Emerson (www.Emerson.com) is a $20B+ diversified global manufacturing and technology company.

Emerson’s interest in us lies within their Network Power business, where one of their main areas of expertise is in keeping network infrastructures continually up and running and using energy efficiently. In fact, Emerson Network Power is driven by an ongoing commitment to invest in new technologies. I’m proud to be able to say that our vision, experience and innovation as a company are what has attracted such a strong player in our market to us. Emerson embraces our strategy and together with our complementary offerings and combined resources we will be able to gain a stronger presence in data centers around the world.

Avocent’s strategy has been to rapidly expand our data center solutions and our execution of that strategy has been highly effective and on target. In order to adequately reach the areas where future IT money will be spent, we need to be able to scale our business dramatically and quickly. We anticipate that being a part of Emerson will enable us to deliver products to the marketplace much faster and much more broadly around the world.

Emerson, like Avocent, has very solid relationships with many of the same OEMs. Through this acquisition, our shareholders will receive a prompt return on their investment at a premium on the current market price for our shares.

I understand that you will have many questions about this announcement and how it will affect you, customers, partners, etc. We are scheduling a company-wide conference call today, as well as additional information sessions over the coming weeks. This transaction is subject to customary closing conditions, including regulatory approvals and is expected to close prior to or shortly following the end of the year. Until that time, we must operate as an independent company.

This week, we will establish a Posting Board on Page One of GoAvocent. Check the site often for updates as we work our way through this process. We will provide whatever information we are able as soon as it is possible to do so.

Should you be approached by external press, please direct inquiries to Bob Jackson in our Investor Relations department.

Congratulations on an outstanding accomplishment. It is through the efforts and hard work of this team that we have built a company that is of such strategic importance to Emerson.

/s/ Michael J. Borman

Additional Information and Where to Find it

The tender offer for the outstanding shares of Avocent described in this communication has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise.

Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

Avocent Employees:

In connection with the proposed acquisition of Avocent by Emerson Electric,, the following preliminary information may help you in answering some of the more common questions you may be asked as an employee of Avocent Corporation.

Please note that ANY questions posed to you by outside press should be directed to Bob Jackson, in our Investor Relations department.

Q: Who is Emerson Electric?

A: Emerson (NYSE:EMR), based in St. Louis, Missouri (USA), is a diversified global manufacturing and technology company. They offer a wide range of products and services in the areas of process management, climate technologies, network power, storage solutions, professional tools, appliance solutions, motor technologies, and industrial automation.

Recognized widely for their engineering capabilities and management excellence, Emerson has about 120,000 employees and approximately 255 manufacturing locations worldwide. Sales in fiscal 2008 were $24.8 billion, and Emerson is ranked 94th on the Fortune 500 list of America’s largest companies. For more information, visit www.Emerson.com.

Q: How does this impact customer and supplier relationships with Avocent Corporation today?

A: We are conducting business as usual. Avocent’s relationships with our customers and suppliers will remain the same.

Q: Should customers or suppliers be concerned about any projects that they have recently entered into or are considering?

A: Pending the closing of the transaction, we will continue to remain focused on our current strategic roadmap and our long term support of their business.

Q: What if I am approached by outside press?

A: If you are approached by any outside press regarding this transaction, refer them to Bob Jackson, in our Investor Relations department.

Additional Information and Where to Find it

The tender offer for the outstanding shares of Avocent described in this communication has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

Avocent Managers:

In connection with the proposed acquisition of Avocent by Emerson Electric, the following preliminary information may help you in answering some of the more common questions your employees are likely to ask.

Q: Who is Emerson Electric?

A: Emerson (NYSE:EMR), based in St. Louis, Missouri (USA), is a diversified global manufacturing and technology company. They offer a wide range of products and services in the areas of process management, climate technologies, network power, storage solutions, professional tools, appliance solutions, motor technologies, and industrial automation.

Recognized widely for their engineering capabilities and management excellence, Emerson has about 120,000 employees and approximately 255 manufacturing locations worldwide. Sales in fiscal 2008 were $24.8 billion, and Emerson is ranked 94th on the Fortune 500 list of America’s largest companies. For more information, visit www.Emerson.com.

Q: Why are Emerson and Avocent both interested in an acquisition?

A: Avocent’s strategy has been to rapidly expand our data center solutions and our execution of that strategy has been highly effective and on target. In order to adequately reach the areas where future IT money will be spent, we need to be able to scale our business dramatically and quickly. We anticipate that being a part of Emerson will enable us to deliver products to the marketplace much faster and much more broadly around the world.

Emerson’s interest in us lies within their Network Power business, where one of their main areas of expertise is in keeping network infrastructures continually up and running and using energy efficiently. In fact, Emerson Network Power is driven by an ongoing commitment to invest in new technologies. I’m proud to be able to say that our vision, experience and innovation as a company are what have attracted such a strong player in our market to us. Emerson embraces our strategy and together with our complementary offerings and combined resources we will be able to gain a stronger presence in data centers around the world.

Q: What happens next?

A: I understand that you will have many questions about this announcement and how it will affect you, customers, partners, etc. We are scheduling a company-wide conference call today, as well as additional information sessions over the coming weeks. This transaction is subject to customary closing conditions, including regulatory approvals and is expected to close prior to or shortly following the end of the year. Until that time, we must operate as an independent company. Avocent stock will continue to trade on NASDAQ under the symbol AVCT pending completion of the transaction.

Q: How about current projects, expenditures, purchase reqs? Open positions?

A: Again, pending the closing of the transaction, we are still Avocent. Conduct business as usual and make decisions for the business as you normally would.

Q: How will I get more information?

A: This week, we will set up a Posting Board accessible from Page One of the GoAvocent intranet site. Check this site often for updates. We will post information as we can pending the closing of the transaction.

Q: What if I am approached by outside press?

A: If you are approached by any outside press regarding this transaction, refer them to Bob Jackson, in our Investor Relations department.

Additional Information and Where to Find it

The tender offer for the outstanding shares of Avocent described in this communication has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

To: Most Valued Customers

From: Mike Borman, CEO

Subject: Emerson Electric announces plans to acquire Avocent Corporation

As you may be aware, we communicated this morning that Emerson has announced its intention to acquire Avocent Corporation. This is an exciting announcement because it gives Avocent a tremendous amount of additional capability to execute in the market place. Emerson (www.Emerson.com) is a $20B+ diversified global manufacturing and technology company.

While I know many of you have numerous questions, let me address a few that may be first and foremost on your mind.

•	What does this mean to my relationship with Avocent Corporation today? We are conducting business as usual. Your relationship with Avocent will remain the same.

•

Should I be concerned about any projects that I have recently entered into or I am considering? No. We will continue to remain focused on our current strategic roadmap and our long term support of your business.

•

What does this mean for the future? We anticipate that this new relationship will allow us to move more rapidly and enable us to provide you with an even broader variety of products and solutions to meet the needs of your organization.

As is customary in these situations, this transaction is subject to government approvals and is expected to close prior to or shortly following the end of the year. As we progress toward closing the transaction, we look forward to sharing more details with you about our integration plans and the many exciting opportunities between our companies.

We will be reaching out to you to reassure you of our continued commitment and support, as well as answer any questions that you may have to the best of our ability.

Best regards,

/s/ Michael J. Borman

Additional Information and Where to Find it

The tender offer for the outstanding shares of Avocent described in this communication has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

To: Avocent Branded Sales organization

From:

Subject: Emerson Electric announces plans to acquire Avocent Corporation

As most of you know by now, we communicated this morning that Emerson Electric has announced its intention to acquire Avocent Corporation. While I know many of you have numerous questions, let me address a few that may be first and foremost in your mind.

•

What does this mean to me personally? I understand that you will have many questions about this announcement and how the acquisition will affect you and your business. This transaction is subject to customary closing conditions, including regulatory approvals and is expected to close prior to or shortly following the end of the year. Until that time, Avocent will continue to operate as an independent company. For now, our business will continue as normal and our relationships with you will remain unchanged.

•	When will I know more details about the new organization? As plans are finalized, we will update you ASAP.

•

What communication is being sent to our reseller partners and end user customers? An email will be sent to our partners informing them of the pending transaction and reassuring them that we will continue to support them as we always have. The same holds true for our customer base. Major end users will be contacted by phone to reassure them that we stand ready to support them as usual.

I know that this is a surprise to you. I want to reassure each of you this transaction is one that is very positive for us as a company. Due to the breadth of product, customer base, and global footprint of Emerson, we anticipate that being a part of Emerson will enable us to deliver products to the marketplace much faster and much more broadly around the world.

We will continue to update you with more information as it becomes available. In the meantime, the best thing we can all do is focus on hitting our numbers in Q4.

Best regards,

Additional Information and Where to Find it

The tender offer for the outstanding shares of Avocent described in this communication has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

Dear Avocent Supplier:

This morning, Emerson Electric announced plans to acquire Avocent Corporation. This is an exciting announcement because it gives Avocent a tremendous amount of additional capability to execute in the market place. Emerson (www.Emerson.com) is a $20B+ diversified global manufacturing and technology company.

I understand that you will have many questions about this announcement and how the transaction will affect you and your business. This transaction is subject to customary closing conditions, including regulatory approvals and is expected to close prior to or shortly following the end of the year. Until that time, Avocent will operate as an independent company.

As of this moment, there are no changes to our current operations. Your existing Avocent contacts remain the same today as they were yesterday.

Your continued support is greatly appreciated.

Gene Mulligan

SVP Global Operations

Additional Information and Where to Find it

The tender offer for the outstanding shares of Avocent described in this communication has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.